UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Best Buy Co., Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

086516101

(CUSIP Number)

Creighton O’M. Condon
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-7628

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

March 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 086516101	Page 2 of 10 Pages

1
NAME OF REPORTING PERSONS

Richard M. Schulze, individually and as trustee of the 2008 Schulze Family Term Trust No. 1, the 2008 Schulze Family Term Trust No. 2, the Richard M. Schulze Grantor Retained Annuity Trust IV, the Richard M. Schulze Grantor Retained Annuity Trust V, the Richard M. Schulze Revocable Trust, and the Richard M. Schulze 2012 Term Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,946,283*
	8	SHARED VOTING POWER 3,462,572*
	9	SOLE DISPOSITIVE POWER 62,946,283*
	10	SHARED DISPOSITIVE POWER 3,462,572*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,408,855*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%**
14		TYPE OF REPORTING PERSON (See Instructions) IN

*
Includes options to purchase 30,000 shares, exercisable within 60 days.  Excludes (a) 4,482,469 shares held in trusts for the benefit of Mr. Schulze’s spouse, Mr. Schulze’s children and grandchildren, and the children of Mr. Schulze’s spouse, and (b) 183,726 shares in the Sandra J. Schulze Revocable Trust, in each case as to which Mr. Schulze disclaims beneficial ownership.

**
The percentage reported in Row 13 is based on 338,087,851 shares of common stock, par value $0.10 per share, outstanding as of November 30, 2012, as reported by the Company in its most recent Form 10-Q, filed with the Securities and Exchange Commission on December 5, 2012.

SCHEDULE 13D

CUSIP No. 086516101	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,672
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

**
The percentage reported in Row 13 is based on 338,087,851 shares of common stock, par value $0.10 per share, outstanding as of November 30, 2012, as reported by the Company in its most recent Form 10-Q, filed with the Securities and Exchange Commission on December 5, 2012.

SCHEDULE 13D

CUSIP No. 086516101	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 950,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 950,169
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

**
The percentage reported in Row 13 is based on 338,087,851 shares of common stock, par value $0.10 per share, outstanding as of November 30, 2012, as reported by the Company in its most recent Form 10-Q, filed with the Securities and Exchange Commission on December 5, 2012.

SCHEDULE 13D

CUSIP No. 086516101	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 252,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 252,312
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

**
The percentage reported in Row 13 is based on 338,087,851 shares of common stock, par value $0.10 per share, outstanding as of November 30, 2012, as reported by the Company in its most recent Form 10-Q, filed with the Securities and Exchange Commission on December 5, 2012.

SCHEDULE 13D

CUSIP No. 086516101	Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS RMSJS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 283,984
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 283,984
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

**
The percentage reported in Row 13 is based on 338,087,851 shares of common stock, par value $0.10 per share, outstanding as of November 30, 2012, as reported by the Company in its most recent Form 10-Q, filed with the Securities and Exchange Commission on December 5, 2012.

SCHEDULE 13D

CUSIP No. 086516101	Page 7 of 10 Pages

1		NAME OF REPORTING PERSONS The Richard M. Schulze Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,228,419
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,228,419
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,228,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

**
The percentage reported in Row 13 is based on 338,087,851 shares of common stock, par value $0.10 per share, outstanding as of November 30, 2012, as reported by the Company in its most recent Form 10-Q, filed with the Securities and Exchange Commission on December 5, 2012.

Item 1.	Security and Issuer.

This Amendment No. 8 to the Schedule 13D (“Amendment No. 8”) relates to the common stock, par value $0.10 per share (the “Shares”), issued by Best Buy Co., Inc., a Minnesota corporation (the “Company”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on January 15, 1996 (the “Initial Schedule”), as amended and supplemented by Amendment No. 1 filed on June 7, 2012, Amendment No. 2 filed on August 6, 2012, Amendment No. 3 filed on August 16, 2012, Amendment No. 4 filed on August 20, 2012, Amendment No. 5 filed on August 20, 2012, Amendment No. 6 filed on August 27, 2012, and Amendment No. 7 filed on December 14, 2012 (the “Amendments”, together with the Initial Schedule, the “Schedule 13D”) on behalf of the Reporting Persons.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

Over the course of the past several months, Mr. Schulze facilitated various offers that would have resulted in the investment of new equity into the Company by up to three leading private equity firms. In connection with such investments, it was contemplated that each private equity firm would be provided a board seat and that Mr. Schulze would nominate two directors to the Company’s board of directors.  In addition to their capital, Mr. Schulze believed that the private equity firms would add significant expertise, talent and experience to the Company’s board of directors, which would assist the Company in returning to its position of market leadership .

In the end, the Company determined not to accept the terms offered by the private equity investors for their investment.  Mr. Schulze believes, however, that the Company deserves a chance to implement its own plan.  No one is more interested in the success of the Company than Mr. Schulze.

Mr. Schulze has not made any determination as to whether or not he will exercise his right to appoint his own two nominees to the Company’s board of directors.

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended as follows:

The second paragraph of Item 5(a) is hereby amended and restated as follows:

As of the date of this Amendment No. 8, the Reporting Persons beneficially owned in the aggregate 66,408,855 Shares, constituting approximately 19.6% of the outstanding Shares. As of the date of this Amendment No. 8, the Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

Item 5(a)(i) is hereby amended and restated in its entirety as follows:

(i) Mr. Schulze, individually and as trustee to the various trusts listed in Item 2(i), beneficially owns 66,408,855 Shares, constituting approximately 19.6% of the outstanding Shares. Mr. Schulze disclaims beneficial ownership of such Shares for all other purposes. This figure includes options to purchase 30,000 shares, exercisable within 60 days. In addition, this excludes (a) 4,482,469 shares held in trusts for the benefit of Mr. Schulze’s spouse, Mr. Schulze’s children and grandchildren, and the children of Mr. Schulze’s spouse, and (b) 183,726 shares in the Sandra J. Schulze Revocable Trust, in each case as to which Mr. Schulze disclaims beneficial ownership.

Item 5(a)(vi) is hereby amended and restated in its entirety as follows:

The Family Foundation may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 2,228,419 Shares, constituting approximately 0.7% of the outstanding Shares. The Family Foundation disclaims beneficial ownership of such Shares for all other purposes.

Item 5(b) is hereby amended and restated in its entirety as follows:

(b) Mr. Schulze has the sole power to vote or direct the vote of and to dispose of or direct the disposition of 62,946,283 Shares. Olympus A may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 31,672 Shares. Olympus B may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 950,169 Shares. Olympus C may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 252,312 Shares. RMSJS may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 283,984 Shares beneficially owned by Olympus A and Olympus C. The Family Foundation may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 2,228,419 Shares.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated June 7, 2012, among the Reporting Persons (incorporated by reference to Exhibit 99.A to Amendment No. 1 filed with the SEC on June 7, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:  March 1, 2013
By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP A

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP B

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP C

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

RMSJS LLC

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

THE RICHARD M. SCHULZE FAMILY FOUNDATION

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

[Signature Page to Schedule 13D/A]